Via Facsimile and U.S. Mail
Mail Stop 6010


March 16, 2006

Mr. Lorne D. Brown
Chief Financial Officer
Biotech Holdings Ltd.
#160-3751 Shell Road
Richmond, British Columbia, Canada
V6X 2W2

      Re:	Biotech Holdings Ltd.
		Form 20-F for Fiscal Year Ended March 31, 2005
		Filed September 15, 2005
		File No. 000-29108

Dear Mr. Brown:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Consolidated Statements of Operations

1. Please provide us with additional information, in a disclosure-type format, that reconciles the line item "gain from settlement of debt and restructuring" on the face of your statements of operations for the years ended March 31, 2005 and 2004 to the information provided in note 19 c. Specifically address any restructuring items that you recorded within that line item during those periods and reference the authoritative literature that supports your treatment under both Canadian and U.S. GAAP. In addition, please clarify why the reconciling items on the statements of operations in note 19 c.
did not affect the statements of stockholders` deficit.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Basis of Consolidation

2. We note that you appear to consolidate only 75% of Smith Rothe in your financial statements. Please provide us with additional information regarding your relationship with Smith Rothe and tell us how you have presented that operating relationship in your financial statements under Canadian GAAP, inclusive of your consideration that the 25% "non-controlling" interest is owned by a related party. Additionally, please provide us with your analysis that clarifies your determination that you do not need to consolidate Smith Rothe under U.S. GAAP. Please refer to SFAS No. 94 and other applicable U.S. GAAP literature, such as FIN 46(R), as applicable.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at
(202) 551-3679.


      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. Lorne D. Brown
Biotech Holdings Ltd.
March 16, 2006
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